EXHIBIT (d)(i)

Transamerica Financial Life Insurance Company

Home Office: [440 Mamaroneck Avenue, Harrison, NY 10528]

Contact us at [6400 C Street SW, Cedar Rapids, IA 52499]

[(800) 525-6205]

[www.transamerica.com]

READ YOUR POLICY CAREFULLY

This policy is a legal contract between the Owner and Transamerica Financial Life Insurance Company issued in consideration of the payment of an initial premium. The annuity policy is delivered in, and is governed by the laws of, the State of New York.

Amounts withdrawn or Surrendered may be subject to surrender charges. This policy includes provisions which may waive surrender charges under certain circumstances. THE INDEX RETURN MAY BE POSITIVE, NEGATIVE OR ZERO AND INVESTMENT IN THIS CONTRACT MAY RESULT IN A LOSS OF PRINCIPAL. IN SOME INSTANCES, THE POTENTIAL INVESTMENT LOSS FOR THIS PRODUCT MAY BE SIGNIFICANTLY GREATER THAN THE POTENTIAL INVESTMENT GAIN. Policy Value and benefits based on Index Account(s) allocations are not guaranteed and will increase or decrease in part due to the performance of the Index Account(s). While the Policy Value may be affected by an external index, the policy does not directly participate in any investments, securities or other instruments that comprise the index.

We agree to provide annuity payments, to pay withdrawal benefits, to pay Surrender benefits, and to pay death proceeds in accordance with this policy, as applicable. This policy will be terminated upon Surrender, Involuntary Cashout and upon the payment of death proceeds.

This policy permits the accumulation of funds on a tax-deferred basis and provides a periodic annuity payment for the life of the Annuitant or for a certain period of time, or a combination of both. Payments start on the Annuity Commencement Date.

RIGHT TO CANCEL

You may cancel this policy by delivering or mailing a written notice to us. You must return the policy to us within 10 days after the day You receive it. Notice given by mail and return of the policy by mail are effective on being postmarked, properly addressed and postage prepaid. We will return premiums paid (including all charges), minus the net amount allocated to the Index Account(s), plus the value of the Index Account(s), within 10 days after we received notice of cancellation and the returned policy. The value of the Index Account(s) will be determined on the Business Day the notice is received.

If this policy is a replacement of another annuity or life insurance policy, the Right to Cancel period is extended to 60 days.

Signed for us at our home office.

[Jamie Ohl]	[Gregory E. Miller-Breetz]
[President]	[Secretary]

Individual Flexible Premium Deferred Annuity With Waiver of Surrender Charge Benefit

And Any Applicable Index-Linked Interest Option(s)

Income Payable At Annuity Commencement Date

Non-Participating

THE FIXED ACCOUNT OPTION MAY NOT BE AVAILABLE ON THE ISSUE DATE. PLEASE CHECK SECTION 2 - DATA PAGE TO DETERMINE WHETHER THE ACCOUNT IS AVAILABLE.

AFTER THE POLICY DATE WE RESERVE THE RIGHT (I) REFUSE PREMIUM PAYMENTS TO THE FIXED ACCOUNT AND INDEX ACCOUNT(S), AND (II) PROHIBIT TRANSFERS TO THE FIXED ACCOUNT AND INDEX ACCOUNT(S).

FPVA14NY-0720	1

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SECTION 1 - DEFINITIONS

Account(s) - The Allocation Account(s) and the Fixed Holding Account.

Allocation Account(s) - The Fixed Account, if offered for new allocations, and the Index Account(s) to which You may allocate Premium or transfer Policy Value.

Allocation Date - On the Allocation Date, the premiums held in the Fixed Holding Account will be allocated among the Allocation Account(s) according to Your instructions.

Annuitant - The person on whose life any annuity payments involving life contingencies will be based.

Annuity Commencement Date - The date an income option has been selected, all necessary paperwork is in Good Order, and the Company has issued a supplementary contract. In no event can this date be earlier than the 13 months after the Policy Date, or later than the Policy Anniversary on or following the day in which the Annuitant attains age 99. You may elect an Annuity Commencement Date at any time by giving the Company 30 days written notice. If You do not elect an Annuity Commencement Date prior to the last available Annuity Commencement Date, annuity payments will begin as outlined in Section 10.

Business Day - Any day when the New York Stock Exchange is open for regular trading.

Cash Value - The amount as defined in Section 5 that is available for withdrawal or Surrender.

Company (we, us, our) - Transamerica Financial Life Insurance Company.

Crediting Period - The period of time following an allocation to the Allocation Account(s) in which the current rates associated with the allocation will not change. For the Index Account(s), the period of time is also used to determine the change in the index value and the corresponding interest to be credited.

Custodial Care - Care designed primarily to help a person with the activities of daily living which does not require continuous attention of trained medical or paramedical personnel.

Decedent - The deceased Annuitant or Owner.

Designated Beneficiary - Any individual designated as beneficiary by the Owner.

Earnings - An amount equal to the Policy Value at the time of withdrawal or Surrender, minus the sum of all Premium Payments reduced by all prior withdrawals deemed to have been from premium, if any.

Fixed Account - The account, if available, in which some or all of Your Premium Payments may be allocated and any portion of Your Policy Value may be transferred. Interest on the Fixed Account will be credited daily and compounded annually, based on a fixed rate declared by us.

Fixed Holding Account - The account in which Your Premium Payments are held until the Allocation Date. Interest on the Fixed Holding Account will be credited daily and compounded annually, based on a rate declared by us.

Good Order - The receipt by the Company, at our Administrative Office, of all information, documentation, instructions and/or Premium Payment deemed necessary by the Company to issue the policy or execute any transaction pursuant to the terms of the policy.

Guaranteed Minimum Effective Annual Interest Rate - The lowest possible credited rate the Company may use to determine the Fixed Account and Fixed Holding Account portions of Your Policy Value prior to the Annuity Commencement Date. This rate will not change for the life of the policy and is shown in Section 2 - Policy Data.

FPVA14NY-0720	3

Hospital - An institution which:

1.	Is operated pursuant to the laws of the jurisdiction in which it is located;
2.	Operates primarily for the care and treatment of sick and injured persons on an inpatient basis;
3.	Provides 24-hour nursing service by or under the supervision of a Registered Nurse (RN);
4.	Is supervised by a staff of one or more licensed Physicians; and
5.	Has medical, surgical and diagnostic facilities or access to such facilities.

Index Account(s) - The account in which some or all of Your Premium Payments may be allocated and any portion of Your Policy Value may be transferred. The Index Account value can be either increased or decreased by the performance of an Index You select. We may make one or more Index Account(s) available. The Index Account rider(s) set forth the terms of the Index Account Option(s) including the Index Credit Rates and Index Account value calculation, and termination provisions of the Index Account rider. The Index Account(s) are a part of the Separate Account.

Index Account Option(s) - An Index Account Option is composed of an Index, Crediting Period, Growth Opportunity and Downside Protection features. The Index Account Option(s) You elected will be shown in Section 2-Policy Data. We may offer any combination of Index Account Option(s). We reserve the right to add or temporarily suspend any index Account Option(s), however we will always offer at least one Index Account Option.

Nursing Care - Care prescribed by a Physician and performed or supervised by a Registered Nurse (RN). Such care includes nursing and rehabilitation services available 24 hours a day.

Nursing Facility - A facility which:

1.	Is operated under the laws of the jurisdiction in which it is located;
2.	Provides Nursing Care or Custodial Care;
3.	Primarily provides Nursing Care under the direction of a licensed Physician, Registered Nurse (RN), or licensed vocational nurse, except when receiving Custodial Care; and
4.	Is not other than incidentally a Hospital, a home for the aged, a retirement home, a rest home, a community living center or a place mainly for the treatment of alcoholism, mental illness or drug abuse.

Owner - The person(s) or entity who may exercise and receive all rights, privileges and benefits under the policy. Payee - The person to whom annuity payments will be made.

Physician - A Doctor of Medicine or Doctor of Osteopathy who is licensed as such and operating within the scope of such license.

Policy Anniversary - The anniversary of the Policy Date for each year the policy remains in force. If a certain date does not exist in a given month, the first day of the following month will be used.

Policy Date - The date, shown in Section 2 - Policy Data, on which this policy becomes effective. Policy Value - The amount described in Section 6, which represents the value of Your Account(s).

Policy Year - The 12-month period following the Policy Date shown in Section 2 - Policy Data. The first Policy Year starts on the Policy Date. Each subsequent Policy Year starts on the Policy Anniversary.

Premium Payment - An amount paid to us by or on behalf of an Owner, as consideration for the benefits provided under this policy.

Separate Account - Transamerica Financial Life Insurance Company RILA Separate Account A NY. The separate investment account(s) established by us to which all or a portion of Your Premium Payments and Policy Value may be allocated.

Surrender - A full withdrawal of Cash Value and termination of this policy.

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Terminal Condition - A condition, as determined by a Physician, resulting from an accident or illness, that has a life expectancy of 12 months or less.

You, Your - The Owner of this policy. If a joint Owner is named, reference to “You” or “Your” in this policy will apply to both the Owner and any joint Owner.

FPVA14NY-0720	5

SECTION 2 - POLICY DATA

Policy Information

Policy Number:	[12345]
Policy Date:	[October 1, 2025]
Allocation Date:	[October 8, 2025]
Income Tax Status of the Policy:	[Non-Qualified]
Initial Premium Payment:	[$25,000.00]
Last Available Annuity Commencement Date:	[October 1, 2089]
Death Benefit Option:	[Policy Value]

Annuitant Information

Annuitant:	[John Doe]
Annuitant’s Issue Age/Sex:	[35] / [Male]

Owner(s) Information

Owner: Issue Age/Sex: [Joint Owner: [Issue Age/Sex:	[John Doe] [35] / [Male] [Jane Doe]] [35] / [Female]]

Rate Information for Fixed Holding Account and Fixed Account

Fixed Holding Account Initial Effective Interest Rate:	[2.40%]
Fixed Account Initial Guaranteed Effective [1-Year] Annual Interest Rate:	[2.40%]
Guaranteed Minimum Effective Annual Interest Rate:*	[2.40%]

*This rate will not change for the life of the policy.

After the Policy Date, we reserve the right to (I) refuse Premium Payments to the Fixed Account and (II) prohibit transfers to the Fixed Account.

FSVA16NY-0825 (6YR)(SC)	Page 6 (1 of 4)

SECTION 2 - POLICY DATA (continued)

Minimum Premium Payments

Minimum Initial Premium Payment:	Non-Qualified [$25,000], with [$1,000] for each Allocation Account Qualified [$25,000], with [$1,000] for each Allocation Account
Minimum Subsequent Premium Payment:	[$1,000], with [$250] for each Allocation Account

Maximum Premium Payments (without prior Company Approval)

	Issue Age [0-80]*	Issue Age [81+]*
Total during the [1st Policy Year]:	[$1,000,000]	[$500,000]
Total during each Policy Year After [1st Policy Anniversary]:	Non-Qualified - [$25,000] Qualified [Lesser of $60,000 or Annual IRS Contribution Limit]	Non-Qualified - [$25,000] Qualified [Lesser of $60,000 or Annual IRS Contribution Limit]
Cumulative Maximum Premiums**:	[$1,000,000]	[$500,000]

* Issue Age is the Annuitant’s age.

** The Cumulative Maximum Premiums accepted with prior Company approval is $50,000,000.

Withdrawal/Surrender Charges

Surrender Charge-Free Percentage:	[10%]

Number of Years Since Premium Payment Date:	0-1	1-2	2-3	3-4	4-5	5-6	6+
Charge (% of Premium Withdrawn or Surrendered):	8%	8%	7%	6%	5%	4%	0%

The amount paid on Surrender will never be less than the Cash Value described in Section 5.

Service Charge

Service Charge at the Time of Issue:	[$0.00]
Maximum Annual Service Charge:	[$0.00]

[The Company may waive some or all of Your Service Charge each year based on Your Policy Value or Premium Payments made at the time a Service Charge is assessed.]

[If Your Policy Value or sum of Premium Payments minus all withdrawals equals or exceeds: [$100,000 = up to a $35 fee waiver]]

FSVA16NY-0825 (6YR)(SC)	Page 6 (2 of 4)

SECTION 2 - POLICY DATA (continued)

Index Account Rider(s)

The current Index Account Option(s) You elected are shown below and are only applicable for the initial Crediting Period. Subsequent options, rates, fees (if any), and features are subject to change as described in the Contract. See applicable Index Account Rider(s) for details.

Cap and Buffer Index Account Rider

Growth Opportunity: Cap

Index	Crediting Period	Downside Protection Rate	Growth Opportunity Initial / Guaranteed Minimum Rate
[S&P 500®	1 Year	Buffer 10%	Cap 14.00% / 5.00%]
[S&P 500®	1 Year	Buffer 15%	Cap 11.50% / 4.50%]
[S&P 500®	2 Year	Buffer 10%	Cap 35.00% / 10.00%]
[S&P 500®	2 Year	Buffer 15%	Cap 27.00% / 9.00%]
[S&P 500®	6 Year	Buffer 10%	Cap uncapped / 30.00%]
[S&P 500®	6 Year	Buffer 20%	Cap uncapped / 24.00%]
[[S&P 500®]	[3] Year	Buffer [20]%	Cap [uncapped] / [12.00]%]

Dual Direction Index Account Rider

Growth Opportunity: Edge and Edge+

Index	Crediting Period	Downside Protection Rate	Growth Opportunity Initial / Guaranteed Minimum Rate
[S&P 500®	1 Year	Buffer 10%	Edge 5.00% / 5.00% Edge+ 8.00% / 5.00%]
[S&P 500®	2 Year	Buffer 10%	Edge 10.00% / 10.00% Edge+ 15.00% / 10.00%]
[S&P 500®	6 Year	Buffer 10%	Edge 30.00% / 30.00% Edge+ 30.00% / 30.00%]
[[S&P 500®]	[3] Year	Buffer [10]%	Edge [12.00%] / [12.00%] Edge+ [20.00%] / [12.00%]]

FSVA16NY-0825 (6YR)(SC)	Page 6 (3 of 4)

SECTION 2 - POLICY DATA (continued)

Index:	S&P 500

The S&P 500® Index is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by Transamerica Financial Life Insurance Company (TFLIC). S&P®, S&P 500®, US 500, The 500, iBoxx®, iTraxx® and CDX® are trademarks of S&P Global Inc. or its affiliates (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by TFLIC. It is not possible to invest directly in an index. Transamerica Structured Index Advantage® Annuity NY is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Transamerica Structured Index Advantage® Annuity NY or any member of the public regarding the advisability of investing in securities generally or in Transamerica Structured Index Advantage® Annuity NY particularly or the ability of the S&P 500® Index to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ only relationship to TFLIC with respect to the S&P 500® Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P 500® Index is determined, composed and calculated by S&P Dow Jones Indices without regard to TFLIC or the Transamerica Structured Index Advantage® Annuity NY. S&P Dow Jones Indices have no obligation to take the needs of TFLIC or the owners of Transamerica Structured Index Advantage® Annuity NY into consideration in determining, composing or calculating the S&P 500® Index. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of Transamerica Structured Index Advantage® Annuity NY. There is no assurance that investment products based on the S&P 500®Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor commodity trading advisory, commodity pool operator, broker dealer, fiduciary, promoter (as defined in the Investment Company Act of 1940, as amended), “expert” as enumerated within 15 U.S.C.§77k(a) or tax advisor. Inclusion of a security, commodity, crypto currently or other asset within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, commodity, crypto currently or other asset, nor is it considered to be investment advice or commodity trading advice.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY TFLIC, OWNERS OF THE TRANSAMERICA STRUCTURED INDEX ADVANTAGE® ANNUITY NY OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. S&P DOW JONES INDICES HAS NOT REVIEWED, PREPARED AND/OR CERTIFIED ANY PORTION OF, NOR DOES S&P DOW JONES INDICES HAVE ANY CONTROL OVER, THE LICENSEE PRODUCT REGISTRATION STATEMENT, PROSPECTUS OR OTHER OFFERING MATERIALS. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND TFLIC OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

FSVA16NY-0825 (6YR)(SC)	Page 6 (4 of 4)

SECTION 3 - GENERAL PROVISIONS

The Contract

The entire contract consists of this policy, the Policy Data page(s), the applications signed by You, as well as any endorsements or riders; a copy of each will be attached hereto. If any portion of this policy or rider attached hereto shall be found to be invalid, unenforceable or illegal, the remainder shall not in any way be affected or impaired thereby, but shall have the same force and effect as if the invalid, unenforceable or illegal portion had not been inserted. All statements in the application made by or under the authority of the applicant are representations and not warranties. Nothing is incorporated by reference, unless a copy is endorsed upon or attached to the policy. Nothing in the policy or any attached endorsements or riders thereto invalidates or impairs any right granted to the Owner by New York law.

Modification of Contract

No change in this contract is valid unless made in writing by us.

Tax Qualification

This policy is intended to qualify as an annuity contract for federal income tax purposes. The provisions of this policy are to be interpreted to maintain such qualification, notwithstanding any other provisions to the contrary. To maintain such tax qualification, we reserve the right to amend this policy, retroactively or prospectively, to reflect any changes or clarifications that may be needed or are appropriate to maintain such tax qualification or to conform this policy to any applicable changes in the tax qualification requirements. Any such amendment will be filed with and approved by the appropriate regulatory authorities prior to use. We will send You a copy in the event of any such amendment. If You refuse such an amendment, You must provide written notice to us, and Your refusal may result in adverse tax consequences.

Change of Law

We reserve the right to amend this policy and any attached riders or endorsements as necessary to comply with specific direction provided by our state or federal regulators, through change of law, rule, regulation, bulletin, regulatory directives or agreements. Any such amendment will be filed with and approved by the appropriate regulatory authorities prior to use. We will send You a copy in the event of any such amendment. If any change diminishes Your rights or benefits under this policy, Your written consent is required.

Non-Participating

This policy will not share in our profits.

Misstatements and Proof of Age or Sex

We may require proof of the Annuitant’s age and/or sex before starting annuity payments. If the age and/or sex (or both) of the Annuitant is incorrectly stated, we will correct the amount payable based upon the Annuitant’s correct age and/or sex, if applicable. Any underpayment made by us will be paid with the next payment. Any overpayment by us will be deducted from future payments. Any underpayment or overpayment will include annual interest at a rate of 1% per year, from the date of the underpayment or overpayment to the date of the adjustment.

Incontestability

This policy shall be incontestable from the Policy Date.

Involuntary Cashout

If, at anytime, Your Policy Value is below $2,000, and there have been no Premium Payments made to the policy within the last three Policy Years, we reserve the right to pay the Policy Value and terminate the policy. We will not exercise involuntary cashout if we are not accepting premium payments for the policy at that time.

Evidence of Survival

We have the right to reasonably require satisfactory evidence that a person is alive if a payment is based on that person being alive.

FPVA14NY-0720	7

Rights of Owner

The Owner may, while the Annuitant is living:

1.	Assign this policy;
2.	Change the Owner;
3.	Surrender the policy to us;
4.	Amend or modify the policy;
5.	Receive annuity payments or name a Payee to receive the payments; and
6.	Exercise, receive and enjoy every other right and benefit contained in the policy.

The use of these rights may be subject to the consent of any assignee or irrevocable beneficiary, and of the spouse in a community or marital property state. Unless we have been notified of a community or marital property interest in this policy, we will rely on our good faith belief that no such interest exists and will assume no responsibility for inquiry.

Change of Ownership

You can change the Owner of this policy from Yourself to a new Owner. You must send written notification, to our Administrative Office, signed and dated by the Owner, which contains all necessary information to make the change. Unless otherwise specified by the Owner, any change of ownership of the policy shall take effect on the date we receive the notification in Good Order, subject to any payments made or actions taken by us prior to receipt of the notification. No change will apply to any payment we made before the written notice was received.

We may require that the change be endorsed in the policy. Changing the Owner does not change the beneficiary or the Annuitant. A change of ownership may result in adverse tax consequences. A change in ownership due to death is outlined further in Section 9.

Change of Annuitant

Once this policy is issued, generally, the Annuitant cannot be changed. In certain circumstances the Annuitant can be changed, such as when the policy is transferred pursuant to a divorce or when a policy is continued as permitted in Section 9.

Assignment

This policy may be assigned. You must send written requests, to our Administrative Office, signed and dated by the Owner, which contains all necessary information to make the change. Unless otherwise specified by the Owner, any assignment of the policy shall take effect on the date we receive the notification in Good Order, subject to any payments made or actions taken by us prior to receipt of the notification.

We assume no responsibility for the validity of any assignment. Any claim made under an assignment shall be subject to proof of interest and the extent of the assignment. Assignment of this policy may result in adverse tax consequences.

Deferment

We may defer payments or transfers from the policy if:

1.	The New York Stock Exchange is closed other than for usual weekends or holidays or trading on the Exchange is otherwise restricted;
2.	An emergency exists as defined by the Securities and Exchange Commission (SEC) or the SEC requires that trading be restricted; or
3.	The SEC permits a delay for the protection of Owners.

We may defer payment of any withdrawals or Surrender proceeds from the policy for up to 6 months from the date we receive Your request. If the Owner or Annuitant dies after the request is received, but before the request is processed, the request will be processed before the death proceeds are determined. Interest may be paid on any amount deferred for 10 days or more, based on the Index Account Option(s) selected. For amounts allocated to the Fixed Account and Fixed Holding Account, we will pay interest on that amount from the date of receipt to the date of payment, at a current interest rate applicable to proceeds left under an interest settlement option.

FPVA14NY-0720	8

If we delay payment of any transactions as noted above, we will disclose to You the specified date on which the above transactions will be effective and the reason for the delay.

Reports to Owner

We will give You a report at least once each Policy Year. This report will show any information required by law or regulation and will be mailed to Your last known address as shown in our records or otherwise provided to You according to Your preferences. The information provided will be as of a date not more than four months prior to the date of the mailing. We will provide copies of the report available to You upon request at no additional cost.

SECTION 4 - PREMIUM PAYMENTS

Payment of Premiums

Premium Payments may be made at any time while this policy is in force and prior to the Annuity Commencement Date, subject to the minimums and maximums as specified in Section 2 - Policy Data. We may prohibit Premium Payments and/or transfers to the Fixed Account or Index Account(s) options described in Section 7 if the yield on investments at such time is not sufficient to support the minimum rate guaranteed by the Fixed Account or the Index Account(s). We will provide 30 days advance written notice of this decision. We will also provide timely written notification to You once any such prohibition of premiums to the Fixed Account is no longer in effect.

Premium Payment Date

The Premium Payment date is the date the Premium Payment is credited to the policy. The initial Premium Payment will be credited to the policy within two Business Days after the Business Day we receive it and Your complete policy information in Good Order. Subsequent Premium Payments will be credited to the policy within two Business Days after the Business Day we receive the Premium Payment and required information in Good Order.

Allocation of Premium Payments

Premium Payments will be allocated from the Fixed Holding Account to the available Allocation Account(s). For any Premium Payment, You must indicate what percentage to allocate to the Allocation Account(s).

Each percentage may be either zero or any whole number; however, the allocation among the Allocation Account(s) must total 100%.

Premium Taxes

The insurance laws of the State of New York as of the date of this policy do not allow the imposition of premium taxes on annuity considerations. Therefore, wherever reference is made in this annuity policy to the deduction of premium taxes, such deductions will not be made while the Owner is a resident of the State of New York, unless subsequent changes in New York’s insurance laws provide otherwise. The amount of any applicable premium tax imposed on amounts relating to this annuity policy may be deducted from this annuity policy. For purposes of this annuity policy, premium taxes include retaliatory taxes or similar taxes.

SECTION 5 - CASH VALUE AND WITHDRAWALS

A. CASH VALUE

On or before the Annuity Commencement Date, You may make withdrawals or Surrender the Cash Value. The Cash Value is equal to the Policy Value less any surrender charges, if applicable. Information on the current amount of Your Cash Value is available upon request. We must receive Your withdrawal or Surrender request, in Good Order, before the Annuity Commencement Date.

There is no Cash Value once an income option (as set forth in Section 10) has been selected, all necessary instructions are received in Good Order, and the Company has issued a supplementary contract.

FPVA14NY-0720	9

B. WITHDRAWALS AND SURRENDERS

You may, on or before the Annuity Commencement Date, withdraw all (Surrender) or a portion (withdrawal) of the amount available under this policy, provided we receive Your request, in Good Order, while this policy is in effect and before the Annuity Commencement Date. The minimum withdrawal is $500, with the exception of systematic payouts and required minimum distributions.

You may specify that the withdrawal be taken from specific Index Account Option(s) and/or the Fixed Account. If You do not specify where the withdrawal shall be taken, the withdrawal will be taken pro rata from all Allocation Account(s) in which You are invested, excluding the Fixed Holding Account until all other Allocation Account(s) have been depleted.

Withdrawals will reduce the amount of the death proceeds. Withdrawals and Surrenders will normally be effective as of the end of the Business Day the request is received in Good Order.

You may request withdrawals in either a gross or a net amount. The gross withdrawal is the total amount which will be deducted from Your Policy Value as a result of each withdrawal, while the net withdrawal is the amount You actually receive. The gross withdrawal may be more than Your requested withdrawal amount, if requested on a net basis, depending on whether surrender charges apply at the time of the withdrawal. Premium taxes may also apply upon a Surrender.

The gross withdrawal equals the net withdrawal plus the surrender charge on the excess withdrawal amount.

The excess withdrawal amount is the portion of the requested withdrawal or Surrender that is subject to surrender charges (that is, the portion which is in excess of the surrender charge-free portion). For example, if the requested withdrawal or Surrender amount is $1,000, and the surrender charge-free amount is $200, then the excess withdrawal that is subject to surrender charge would be $800.

If you request that the withdrawal be taken on a gross basis, you may not receive the withdrawal amount requested. Any surrender charges and any other fees and charges that apply to the withdrawal will be deducted from the amount you receive rather than your Policy Value. As such, your Policy Value will be reduced by the withdrawal amount you requested, but you may receive less than that amount.

•	Assuming you request a gross withdrawal of $5,000, with no surrender charge-free amount and a 7% surrender charge, your Policy Value will be reduced by $5,000 and you will receive a net amount equal to $4,650 (i.e., $5,000 – ($5,000 x 7%) = $4,650).

If you request that the withdrawal be taken on a net basis, you will receive the withdrawal amount requested (exclusive of any tax withholdings). However, any fees and charges that apply at the time of the withdrawal, including surrender charges, will also be deducted from your Policy Value. As such, your Policy Value may be reduced by an amount greater than the amount you receive.

•	Assuming you request a net withdrawal of $5,000, with no surrender charge-free amount and a 7% surrender charge, your Policy Value will be reduced by $5,376.64 (i.e., $5,000 / (1 - 7%) = $5,376.34) and you will receive a net amount equal to $5,000.

Each withdrawal or Surrender consists of a portion which may be subject to a surrender charge (that is, the excess withdrawal) and a remaining portion that is free from surrender charge (that is, the surrender charge-free amount). Either portion may be zero (0) depending on the withdrawal or Surrender requested and prior amounts withdrawn.

Systematic Payout Option

A Systematic Payout Option (SPO) is a series of pre-scheduled withdrawals. Beginning in the first Policy Year, a SPO is available on a monthly, quarterly, semi-annual or annual basis. At the time a SPO is made, each such payout must be at least $50. Monthly and quarterly SPO’s must be sent through electronic funds transfer directly to a checking, savings or other similar financial account. You may stop SPO payouts at any time with a 30 day written notice sent to our Administrative Office.

FPVA14NY-0720	10

Surrender Charge-Free Amount

Each Policy Year, You may withdraw or Surrender a portion of Your Policy Value free from any surrender charge. The surrender charge-free amount each Policy Year is equal to the greater of (1) and (2), where:

1.	The percentage of total Premium payments as shown in Section 2-Policy Data, less any withdrawals taken during the current Policy Year; and
2.	Earnings, plus premiums no longer subject to surrender charges.

The surrender charge-free amount available will be determined at the time of any withdrawal in each Policy Year. Any withdrawals in that Policy Year will reduce the amount available free of surrender charges. Withdrawals taken per (1) and (2) above will reduce Your surrender charge-free amount. Surrender charges will not be assessed against Earnings withdrawn from Your policy. Any unused portion of Your surrender charge-free amount cannot be carried forward to subsequent Policy Years.

Any amounts withdrawn under Required Minimum Distribution and the Nursing Care and Terminal Condition Waiver will reduce the amount available free of surrender charges. Surrender charges may be waived as described below. A withdrawal or Surrender shall not prejudice the waiver of any surrender charge.

Nursing Care and Terminal Condition Waiver

This benefit is not intended to provide long-term care or nursing home insurance. This benefit is not available if the Owner or Owner’s spouse (Annuitant or Annuitant’s spouse, if the Owner is a non-natural person) has been admitted to a Hospital on the Policy Date or already resides in a Nursing Facility on the Policy Date.

Beginning in the first Policy Year, You may elect to Surrender or withdraw a portion of the Policy Value without surrender charges if the Owner or Owner’s spouse (Annuitant or Annuitant’s spouse, if the Owner is a non-natural person) has been:

1.	Confined in a Hospital or Nursing Facility for 30 consecutive days; or
2.	Diagnosed as having a Terminal Condition.

The minimum withdrawal under this waiver is $1,000. This option is available even during Policy Years when other withdrawal options are exercised.

For a waiver related to confinement in a Hospital or Nursing Facility, we must receive each withdrawal request (and proof of eligibility with each request) no later than 90 days following the date that confinement has ceased, unless it can be shown that it was not reasonably possible to provide the notice and proof within the above time period and that the notice and proof were given as soon as reasonably possible. However, in no event shall the notice and proof be provided later than one year following the date that confinement has ceased. Proof of confinement may be a Physician’s statement or a statement from a Hospital or Nursing Facility administrator.

For a waiver related to a Terminal Condition, proof of eligibility is required only with the initial withdrawal request and must be furnished by the Owner’s, Owner’s spouse’s, Annuitant’s, or Annuitant’s spouse’s Physician. We must receive a new request for each withdrawal under this waiver. Each withdrawal request must be received no later than one year following diagnosis of the Terminal Condition.

If a request for this waiver is denied, the Owner will be notified of the denial. The Owner will be provided an opportunity to instruct the Company of their desire to either proceed with or cancel their withdrawal or Surrender, including any surrender charges, if a waiver request is denied.

Surrender Charges

Withdrawals or Surrenders in excess of the surrender charge-free amount are subject to a surrender charge. The amount of this charge, if any, will be a percentage, as shown in the table in Section 2 - Policy Data, of the Premium Payments withdrawn from the Policy Value.

For the purposes of calculating the surrender charge, all Earnings are considered to be withdrawn first and will reduce Your annual surrender charge-free amount. After all Earnings are withdrawn, the oldest Premium Payment is the first Premium Payment considered to be withdrawn. If the amount withdrawn exceeds this, the next oldest Premium Payment is considered to be withdrawn, and so on until the most recent Premium Payments are deemed to be withdrawn (the procedure being applied to withdrawals of premium is “First-In, First-Out” or FIFO procedure).

FPVA14NY-0720	11

Minimum Values

Benefits available under this policy, including any paid up annuity values, Cash Values, or death benefits, are not less than those required by the insurance laws of the state of New York.

SECTION 6 - POLICY VALUE

Policy Value

On or before the Annuity Commencement Date, the Policy Value is equal to Your:

1.	Premium Payment(s); minus
2.	withdrawals (withdrawal plus the surrender charge on the portion of the requested withdrawal that is subject to the surrender charge); plus
3.	Accumulated gains in the Index Account(s); minus
4.	Accumulated losses in the Index Account(s); plus
5.	Interest credited to the Fixed Account (if any) and Fixed Holding Account; minus
6.	Service Charge, Rider fees, and premium taxes if any.

Service Charge

On each Policy Anniversary prior to the Annuity Commencement Date and at the time of Surrender, we may deduct an annual service charge as set forth in Section 2 - Policy Data. The service charge will be deducted from each Index Account Option in proportion to the portion of Policy Value (prior to such charge) in each Index Account Option. In no event will the service charge exceed 2% of the Policy Value or the maximum, as shown in Section 2 - Policy Data, on the Policy Anniversary or at the time of Surrender.

SECTION 7 - ACCOUNTS

Separate Account

Premium Payments made to this contract that are not allocated to the Fixed Account or Fixed Holding Account are invested in the Separate Account. We have exclusive and absolute ownership and control of the assets of the Separate Account and the assets of the Separate Account are subject to liabilities arising out of other business the company may conduct. It is a non-unitized separate account. You do not share in the investment performance of assets allocated to the Separate Account. All investment income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are owned by the Company. The obligations under this Contract are independent of the investment performance of the Separate Account and are the obligations of the Company.

We will maintain in the Separate Account assets with an aggregate value at least equal to the reserves and other contract liabilities of the Separate Account. If the aggregate value of Separate Account assets should fall below such amount, the Company will transfer assets into the Separate Account so that the value of the Separate Account’s assets is at least equal to such amount. Assets supporting reserves for annuity benefits under such contracts, in the course of payment, shall not be maintained in the Separate Account.

Fixed Holding Account

Premium Payments will be held in the Fixed Holding Account until the Allocation Date. Interest will be credited daily and compounded annually, based on a fixed rate, until the Allocation Date shown in Section 2- Policy Data. The interest rates we declare are subject to change, but will never be less than the Guaranteed Minimum Effective Annual Interest Rate shown in Section 2 - Policy Data. Interest will only be credited to the Fixed Holding Account up until the last available Annuity Commencement Date shown in Section 2 - Policy Data. The Fixed Holding Account will always be available even when the Fixed Account is unavailable.

Allocation Account(s)

Initial or subsequent Premium Payments may be allocated to one or more of the available Allocation Account(s) noted below. Also, a portion of Your Policy Value may be transferred to one or more of the available Allocation Account(s) noted below, subject to the transfer restrictions in Section 8. An Allocation Account becomes effective on the date You initially allocate Premium Payments or transfer Policy Value to it.

FPVA14NY-0720	12

1.  Fixed Account

Interest on Premium Payments allocated to and any portion of Your Policy Value transferred to the Fixed Account will be credited daily and compounded annually, based on a fixed rate. The interest rates we declare will be credited for a Crediting Period as shown in Section 2-Policy Data, measured from the date each Premium Payment or transfer is allocated to the Fixed Account and will not change during that Crediting Period. Interest will only be credited to the Fixed Account up until the last available Annuity Commencement Date shown in Section 2 - Policy Data. These rates will never be less than the Guaranteed Minimum Effective Annual Interest Rate shown in Section 2 - Policy Data.

2.  Index Account(s)

We will issue one or more riders to this Policy which make Index Account(s) available. The rider(s) set forth the terms of the Index Account Option(s) including applicable fees, the Index Credit Rates and Index Account value computation.

SECTION 8 - TRANSFERS

Transfers before the Annuity Commencement Date

Transfers of Policy Value are not permitted other than at the end of a Crediting Period. At such time, Policy Value may be transferred among the Allocation Account(s). We will provide You notice prior to reaching the end of a Crediting Period. You may choose the Allocation Account(s) You want the values transferred into by giving us instructions no later than one Business Day before the end of the Crediting Period. Your instructions must indicate the percentage to allocate to various Allocation Account(s). Each percentage may be either zero or any whole number; however, the allocation among all Allocation Account(s) must total 100%.

In the absence of such instructions, the values will be transferred into the same Index Account Option and Crediting Period as the expiring Index Account Option, unless that option is not available, in which case, the values will be transferred into the Fixed Account. Any Index Account Option may not have a Crediting Period that extends beyond the last available Annuity Commencement Date shown in Section 2 - Policy Data, in which case the value would be transferred into the Fixed Account.

However, if the Fixed Account is not being offered, the values will transfer into the Index Account Option with, in order of priority, the shortest Crediting Period, the highest Downside Protection Rate and the highest Cap Rate from the Index Account Options available at the end of the Crediting Period. We will mail You a notice of completion of the transfer and will deem You to have accepted the new option if we have not received written rejection from You within 30 days from the postmark date of the completion notice. We reserve the right, for new Premium Payments or transfers, to offer new or discontinue previously offered Allocation Account(s), however no less than one Account will be made available. We will provide 30 days advance written notice of this decision. We will also provide timely written notification to You once any such prohibition of premium payments and/or transfers is no longer in effect.

SECTION 9 - DEATH PROCEEDS

A.  BENEFICIARIES

You may designate, or later change, a beneficiary or beneficiaries to receive amounts payable upon Your death. You must notify us of Your beneficiary designation (or beneficiary change) in writing, on a form acceptable to us. The beneficiary designation (or beneficiary change) will take effect upon the date You sign it, whether or not You are living when we receive it, subject to any payments made or actions taken by the Company prior to receipt of this notice. The notice must have been postmarked (or show other evidence of delivery that is acceptable to us) on or before the Decedent’s date of death. Your most recent beneficiary change notice will replace any prior beneficiary designations. No change will apply to any payment we made before the written notice was received by us. Beneficiary consent to a designation or change is not required unless the beneficiary was irrevocably designated. An irrevocable beneficiary may be changed with written consent of the Owner and the irrevocable beneficiary; or by request of the Owner upon the death of the irrevocable beneficiary.

If there is more than one beneficiary at any level (primary or contingent), and You failed to specify their interest, they will share equally.

FPVA14NY-0720	13

General Distribution Rules

Amounts payable upon death will be paid as follows:

1.	If an individual Owner is alive at the time of Decedent’s death, payment will be made to that surviving Owner; otherwise
2.	If a primary beneficiary is alive at the time of Decedent’s death, payment will be made to the primary beneficiary; otherwise
3.	If a primary beneficiary dies before the Decedent and there are additional living primary beneficiaries, the Decedent’s primary beneficiary’s interest will be shared proportionately with all living primary beneficiaries; otherwise
4.	If all primary beneficiaries die before the Decedent’s death, payment will be made to the living contingent beneficiary(ies), if any; otherwise
5.	If a contingent beneficiary dies before the Decedent and there are additional living contingent beneficiaries, the deceased contingent beneficiary’s interest will be shared proportionately with all living contingent beneficiaries; otherwise
6.	In the event no primary or contingent beneficiaries have been named and/or all have died before the Decedent, payment will be made to the Owner’s estate.

If a primary or contingent beneficiary dies after the Decedent’s death, but prior to death proceeds being payable to the beneficiary, payment will be made to the beneficiary’s estate.

Other Specific Instructions

You may provide specific instructions to the Company which direct that upon the death of a beneficiary, that their interest pass to a specific contingent beneficiary(ies) or per stirpes.

1.	Per Stirpes: If You provide instructions that a specific primary or contingent beneficiary’s share be passed per stirpes, we will pay that beneficiary’s share to their identifiable lineal descendants who are living at the time of Decedent’s death.
2.	Specific Contingent: If You provide instructions that a specific primary or contingent beneficiary’s share be passed to a specified contingent beneficiary(ies), we will pay that specific beneficiary’s share to those identifiable specific contingent beneficiaries who are living (or in existence) at the time of Decedent’s death. A deceased specific contingent beneficiary share that has no further instructions from You will be distributed as outlined under General Distribution Rules above.

Protection of Proceeds

Unless You otherwise direct by providing written notice to us, and subject to our consent, no beneficiary may assign any payments under this policy before the same are due. To the extent permitted by law, no payments under this policy will be subject to the claims of creditors of any beneficiary.

B. REQUIRED DISTRIBUTIONS WHERE OWNER DIES BEFORE THE ENTIRE DEATH PROCEEDS ARE DISTRIBUTED

Upon the death of an Owner, any remaining death proceeds shall be distributed in accordance with IRC Section 72(s) and related regulations.

Death before Annuity Commencement Date

Except to the extent that an exception applies, if any Owner dies before the Annuity Commencement Date, the entire interest in the policy will be distributed within 5 years after the death of such Owner, with the exception of:

1.	Certain Amounts Payable Over Life Of Beneficiary

If any portion of the Owner’s interest is payable to (or for the benefit of) a Designated Beneficiary, such portion will be distributed (in accordance with IRC Section 72(s) and related regulations) over the life of such Designated Beneficiary (or over a period not extending beyond the life expectancy of such Designated Beneficiary), and such distributions must begin no later than 1 year after the date of the Owner’s death.

2.	Surviving Spouse who is the Designated Beneficiary

If the Designated Beneficiary is the surviving spouse of the deceased Owner, then such spouse may elect to continue the policy as the new Owner. The spousal continuation election is only available once per policy.

3.	Owner-elected Method of Payment

Prior to death, the Owner may elect the method of payment for a Designated Beneficiary, subject to any applicable restrictions in the Code and subject to applicable IRS administrative rules.

FPVA14NY-0720	14

Death on or after Annuity Commencement Date

If any Owner dies on or after the Annuity Commencement Date and before the entire interest in the policy has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distributions being used as of the Owner’s date of death.

Special Rule Where Owner Is A Trust, Corporation Or Other Non-Individual

For purposes of this section, if the Owner is not an individual, then

1.	The death of an Annuitant shall be treated as the death of the Owner; and
2.	If there is a change of Annuitant, such change shall be treated as the death of the Owner.

C.  AMOUNT

The amount payable upon death will be determined and made payable upon receipt, in Good Order, of satisfactory proof of death, and written directions from each eligible recipient regarding how they wish to receive the amount payable. We reserve the right to independently verify the status of any life relevant to the policy, including verifying when or if the Owner(s) or Annuitant has died.

Prior to Annuity Commencement Date: Death of Owner who was also the Annuitant

Upon the death of the Owner who was also the Annuitant, the amount of the death benefit payable will be the Policy Value on the date we receive satisfactory proof of death and an election of method of settlement.

If a death benefit is payable and the policy is continued, all current surrender charges at the time of continuation will be waived. Any premium received after the time of continuation will be subject to any applicable surrender charges.

In the event of simultaneous deaths of both the Owner and the Annuitant, the death proceeds will be calculated as shown above.

Prior to Annuity Commencement Date: Death of Owner who was not also the Annuitant

Upon the death of the Owner who was not also the Annuitant, the amount of the death benefit payable will be the Policy Value.

D. DEATH OF ANNUITANT WHO WAS NOT ALSO AN OWNER PRIOR TO THE ANNUITY COMMENCEMENT DATE

Upon the death of the Annuitant who was not an Owner, and the Owner is a natural person (not a trust, corporation, or other non-individual), the Owner shall become the Annuitant. In the case of joint Owners (who are natural persons) where neither is the deceased Annuitant, the youngest Owner shall become the Annuitant. The Policy Value will be adjusted to the Policy Value on the date we receive satisfactory proof of death and an election of method of settlement. This is a one-time only Policy Value adjustment applied at the time the Owner becomes the Annuitant.

DEATH ON OR AFTER THE ANNUITY COMMENCEMENT DATE

In the event of a death, on or after the Annuity Commencement Date, the amount payable will depend on the income option selected. If any Owner dies on or after the Annuity Commencement Date, but before the entire interest in the policy is distributed, the remaining portion of such interest in the policy will be distributed to the beneficiary(ies) at least as rapidly as under the method of distribution being used as of the date of that death.

FPVA14NY-0720	15

SECTION 10 - INCOME OPTIONS

A.  GENERAL PAYMENT PROVISIONS

Payment

You may use the Policy Value on the Annuity Commencement Date to purchase one or more fixed income options. If the policy is in force on the last available Annuity Commencement Date, we will use the Fixed Account and Fixed Holding Account portions of the Policy Value and the Index Account(s) portion of the Policy Value to make annuity payments to the Payee under Option 2(b), Life with 10 years certain, or if elected, under one or more of the other options described in this section, or any other method of payment if we agree. However, the option(s) elected must provide for lifetime income or income for a period of at least 120 months. Payments will be made at 1, 3, 6 or 12 month intervals. We reserve the right to change the payment frequency if payments would be less than $20.00. If any income settlement option with a period certain provides for installment payments of the same amount at some ages for different periods certain, the Company will deem an election to have been made for the longest period certain which could have been elected for such age and amount.

Subject to the limitations in Section 9, before the Annuity Commencement Date, if the death proceeds become payable or if You Surrender this policy, we will pay any proceeds in one sum, or if elected, all or part of these proceeds may be placed under one or more of the options described in this section.

Betterment of Rates

The amounts shown in the tables on pages 18(a) and 18(b) are the guaranteed amounts. Current amounts offered to individuals of the same class may be obtained from us. Fixed annuity payments at the time of their commencement will not be less than those which would be provided by the application of the Policy Value to purchase any single consideration immediate annuity contract offered by the Company at the time to the same class of Annuitant.

Adjusted Age

Payments under Options 2 and 4 are determined based on the adjusted age of the Annuitant. The adjusted age is the Annuitant’s actual age on the Annuitant’s nearest birthday, at the Annuity Commencement Date, adjusted as follows:

Annuity Commencement Date	Adjusted Age
Before 2025	Actual Age
2025 - 2032	Actual Age minus 1
2033 - 2040	Actual Age minus 2
2041 - 2048	Actual Age minus 3
2049 - 2055	Actual Age minus 4
After 2055	Actual Age minus 5

Income Options Proof of Age

We may require proof of the age of any person who has an annuity purchased under Options 2 and 4 of this section before we make the first payment.

Minimum Proceeds

If the proceeds are less than $2,000, we reserve the right to pay them out as a lump sum instead of applying them to an income option.

Supplementary Contract

Once proceeds become payable and an income option has been selected, we will issue a supplementary contract to reflect the terms of the selected option. The contract will name the Payee(s) and will describe the payment schedule.

FPVA14NY-0720	16

B.  FIXED INCOME OPTIONS

Guaranteed Income Options

The fixed income option is determined by multiplying each $1,000 of policy proceeds allocated to a fixed income option by the amounts shown in Section 11 for the option You select. Options 1 and 3 are based on a minimum guaranteed interest rate shown in Section 11. Options 2 and 4 are based on a minimum guaranteed interest rate shown in Section 11 and the mortality table shown in Section 11. The mortality rates are adjusted based on improvements in mortality to more appropriately reflect increased longevity.

Option 1 - Income for a Specified Period

We will make level payments only for the fixed period You choose. Payments must not be for less than 120 months and should not exceed the Annuitant’s life expectancy. In the event of the death of the person receiving payments prior to the end of the fixed period elected, payments will be continued to that person’s beneficiary. No funds will remain at the end of the specified period.

Option 2 - Life Income

You may choose between:

a.	Life Only - We will make level payments only during the Annuitant’s lifetime;* or
b.	Life 10 Years Period Certain - We will make level payments for the longer of:
1.	The Annuitant’s lifetime; or
2.	10 years, whichever is longer; or
c.	Guaranteed Return of policy proceeds - We will make level payments for the longer of:
1.	The Annuitant’s lifetime; or
2.	Until the total dollar amount of payments made to You equals the amount applied to this option.

*Option 2(a) is not available for adjusted ages greater than 85.

Option 3 - Income of a Specified Amount

Payments are made for any specified amount until the amount applied to this option, with interest, is exhausted. Payments must not be for less than 120 months and should not exceed the Annuitant’s life expectancy. This will be a series of level payments followed by a smaller final payment. In the event of the death of the person receiving payments prior to the time policy proceeds with interest are exhausted, payments will be continued to that person’s beneficiary.

Option 4 - Joint and Survivor Annuity You may choose between:

a.	Life Only - We will make level payments only during the Annuitants’ lifetimes;** or
b.	Life and 10 Years Period Certain - We will make level payments for the longer of:
1.	The Annuitant’s lifetime and a joint Annuitant of Your selection; or
2.	10 years; whichever is longer.

**Option 4(a) is not available for adjusted ages greater than 85.

Current Income Options

The amounts shown in the tables in Section 11 are the guaranteed amounts. Payments at the time of their commencement will not be less than those that would be provided by the application of the policy proceeds to purchase a single premium immediate annuity policy at purchase rates offered by the Company at the time to the same class of Annuitants.

FPVA14NY-0720	17

SECTION 11 - GUARANTEED FIXED INCOME OPTION TABLES*

The amounts shown in these tables are the guaranteed amounts for each $1,000 of the policy proceeds.

Higher current amounts may be available at the time of settlement.

Option 1			Option 2(a)		Option 2(b)		Option 2(c)
Number of Years Payable	Amount of Monthly Installment		Monthly Installment For Life No Period Certain		Monthly Installment For Life 10 Years Certain		Monthly Installment For Life Guaranteed Return of Policy Proceeds
		Age**	Male	Female	Male	Female	Male	Female
		50	$2.34	$2.12	$2.33	$2.12	$2.06	$1.94
		51	2.39	2.17	2.38	2.16	2.10	1.98
		52	2.46	2.22	2.44	2.21	2.14	2.01
		53	2.52	2.27	2.51	2.27	2.18	2.04
		54	2.59	2.33	2.57	2.32	2.23	2.09
		55	2.66	2.39	2 .64	2.38	2.27	2.13
		56	2.73	2.45	2.71	2.44	2.31	2.18
		57	2.81	2.52	2.79	2.51	2.37	2.22
		58	2.89	2.59	2.87	2.58	2.41	2.26
10	8.54	59	2.98	2.66	2.95	2.65	2.47	2.31
11	7.78	60	3.08	2.74	3.04	2.73	2.52	2.36
12	7.15	61	3.17	2.82	3.14	2.81	2.57	2.41
13	6.62	62	3.28	2.91	3.24	2.89	2.64	2.47
14	6.16	63	3.39	3.00	3.34	2.98	2.71	2.53
15	5.76	64	3.51	3.10	3.45	3.08	2.77	2.59
16	5.42	65	3.64	3.21	3.57	3.18	2.84	2.66
17	5.11	66	3.78	3.32	3.69	3.28	2.92	2.72
18	4.84	67	3.92	3.44	3.82	3.40	2.99	2.78
19	4.60	68	4.08	3.57	3.95	3.51	3.08	2.86
20	4.38	69	4.24	3.71	4.10	3.64	3.15	2.95
		70	4.42	3.85	4.24	3.78	3.24	3.01
		71	4.61	4.01	4.39	3.92	3.34	3.10
		72	4.80	4.19	4.55	4.07	3.44	3.20
		73	5.01	4.37	4.72	4.23	3.53	3.29
		74	5.24	4.57	4.89	4.40	3.63	3.38
		75	5.48	4.78	5.06	4.57	3.74	3.49
		76	5.74	5.01	5.24	4.75	3.88	3.60
		77	6.02	5.26	5.43	4.94	3.99	3.72
		78	6.31	5.53	5.62	5.14	4.11	3.84
		79	6.63	5.82	5.81	5.35	4.25	3.96
		80	6.97	6.14	6.01	5.56	4.38	4.08
		81	7.33	6.48	6.20	5.77	4.52	4.23
		82	7.72	6.84	6.39	5.98	4.74	4.41
		83	8.14	7.24	6.58	6.20	4.87	4.54
		84	8.59	7.67	6.77	6.41	5.08	4.71
		85	9.07	8.14	6.94	6.61	5.18	4.89
		86			7.12	6.81	5.47	5.07
		87			7.28	7.00	5.61	5.28
		88			7.43	7.17	5.92	5.56
		89			7.58	7.34	6.11	5.68
		90			7.71	7.50	6.32	5.94
		91			7.84	7.64	6.64	6.23
		92			7.95	7.77	6.88	6.48
		93			8.05	7.89	7.31	6.74
		94			8.15	8.01	7.64	7.03
		95			8.23	8.11	8.07	7.43
		96			8.30	8.20	8.36	7.83
		97			8.36	8.28	8.80	8.11
		98			8.42	8.35	9.29	8.59
		99			8.46	8.40	10.01	9.27

*Guaranteed fixed income options 1 and 3 are based on the minimum guaranteed interest rate of 0.50%. Guaranteed fixed income options 2 and 4 are based on the minimum guaranteed interest rate of 0.50% and the “Annuity 2000” mortality table projected to the Annuity Commencement Date of 2020 and generational thereafter for improvement using 100% of projection scale G through age 97. After age 97, the projection scale is set equal to the age 97 value (1.25% for females, 1.00% for males) through age 115, changing to zero for ages 116-119.

**Adjusted Age as defined in Section 10.A.

Dollar amounts of monthly, quarterly, semi-annual and annual installments not shown in the above tables will be calculated on the same basis as those shown and may be obtained from the Company (if the option is available based on Adjusted Age as described in Section 10).

FPVA14NY-0720	18(a)

Option 4(a)

Monthly Installment For Joint and Survivor*

Adjusted Age of Male Annuitant**	Adjusted Age of Female Annuitant**
	15 Years Less Than Male	12 Years Less Than Male	9 Years Less Than Male	6 Years Less Than Male	3 Years Less Than Male	Same As Male	3 Years More Than Male
50	$1.56	$1.63	$1.70	$1.77	$1.84	$1.91	$1.98
55	1.70	1.78	1.86	1.95	2.04	2.13	2.22
60	1.86	1.96	2.07	2.18	2.29	2.41	2.52
65	2.07	2.19	2.33	2.47	2.62	2.77	2.92
70	2.33	2.49	2.67	2.86	3.06	3.27	3.47
75	2.66	2.88	3.12	3.38	3.66	3.95	4.23
80	3.11	3.41	3.74	4.11	4.51	4.91	5.31
85	3.73	4.15	4.62	5.15	5.72	6.29	6.84

Option 4(b)

Monthly Installment For Joint and Survivor (Life with 10 year Certain)*

Adjusted Age of Male Annuitant**	Adjusted Age of Female Annuitant**
	15 Years Less Than Male	12 Years Less Than Male	9 Years Less Than Male	6 Years Less Than Male	3 Years Less Than Male	Same As Male	3 Years More Than Male
50	$1.56	$1.63	$1.70	$1.77	$1.84	$1.91	$1.98
55	1.70	1.78	1.86	1.95	2.04	2.13	2.22
60	1.86	1.96	2.07	2.18	2.29	2.41	2.52
65	2.07	2.19	2.33	2.47	2.62	2.77	2.92
70	2.33	2.49	2.67	2.86	3.06	3.26	3.46
75	2.66	2.87	3.11	3.37	3.64	3.92	4.19
80	3.10	3.39	3.72	4.07	4.44	4.80	5.13
85	3.70	4.09	4.53	5.00	5.46	5.88	6.23

*Guaranteed fixed income options 1 and 3 are based on the minimum guaranteed interest rate of 0.50%. Guaranteed fixed income options 2 and 4 are based on the minimum guaranteed interest rate of 0.50% and the “Annuity 2000” mortality table projected to the Annuity Commencement Date of 2020 and generational thereafter for improvement using 100% of projection scale G through age 97. After age 97, the projection scale is set equal to the age 97 value (1.25% for females, 1.00% for males) through age 115, changing to zero for ages 116-119.

**Adjusted Age as defined in Section 10.A.

Dollar amounts of monthly, quarterly, semi-annual and annual installments for gender combinations not shown in the above tables will be calculated on the same basis as those shown and may be obtained from the Company (if the option is available based on Adjusted Age as described in Section 10).

FPVA14NY-0720	18(b)